Exhibit 7.1

[Letterhead of Yohalem Gillman & Co. LLP]

                                                                                                April 22, 2005

Securities and Exchange Commission

Mail Stop 11-3

450 5th Street, N.W.

Washington, D.C. 20549

Dear Sirs/Madam:

We have read Item 4.02 of the Current Report on Form 8-K dated (date of earliest event reported) April 12, 2005 (the “Report”) as filed by Apogee Technology, Inc. (the “Company”) and have the following comments:

FIRST PARAGRAPH

We agree with the statements made in this paragraph except that, with respect to the second sentence, we had not reached any conclusion about the Company’s revenue recognition for any quarterly period after December 31, 2003.

SECOND PARAGRAPH

We understand that the Company’s audit committee discussed these matters with Anchin.  It also discussed these matters with us.  The audit committee has expressed to us its intent to further address these matters with management and the Company’s new auditors.

THIRD PARAGRAPH

We agree with the statements made in this paragraph and this letter is in response to the Company’s request.

We have not reviewed and do not comment upon any other item in the Report, including the Company’s Press Release dated April 15, 2005 filed as Exhibit 99.1 to the Report, except that we do acknowledge that the letter filed as Exhibit 7.1 to the Report was provided by us to the Company.

Very truly yours,

/s/ Yohalem Gillman & Co. LLP

Yohalem Gillman & Co. LLP